SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number:  000-25496
(Check one)

| X | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |  | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended December 31, 2000

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify      the      item(s)      to     which      notification      relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Agri Bio-Sciences, Inc.

Former name if applicable:

Address of principal
executive office:          7806 Oxfordshire Drive
City, State and Zip Code:  Spring, Texas 77379

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed due to delays in the independent auditor receiving confirmations from third parties.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
             M. Manny Kalish                       (281)          376-9665
             -------------------------------------------------------------
              (Name)                            (Area Code)   (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| YES  |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |  | YES | X | No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:
         -----------


                  N/A

Exhibits 1.1      Letter from Independent Accountant

                             Agri Bio-Sciences, Inc.
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 29, 2001           By /s/ Leslie L. Lemak, MD
                                         --------------
                                         Leslie L. Lemak, MD
                                         Principal Executive Officer, Principal
                                         Financial Officer, Principal Accounting
                                                     Officer

EXHIBIT 1.1 - Letter from Accountants



STATEMENT BY MALONE & BAILEY, PLLC

March 28,  2001

To the Board of Directors
         Agri Bio-Sciences, Inc.


We are have been unable to timely generate the financial statements of Agri Bio-Sciences, Inc. as of December 31, 2000, and for the year then ended, because essential external information with respect to adjustments has not been received.



/s/ John C. Malone

John C. Malone, CPA
Malone & Bailey, PLLC
Houston, Texas